SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par Value $0.001 Per Share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Berkovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

© 2006 Portal Software Inc.   CONFIDENTIAL
Oracle and Portal Software
Acquisition Announcement –
Customer and Partner Presentation
April 12, 2006
Delivering the first integrated, end-to-end packaged solution to immediately meet the unique needs of the communications industry

© 2005 Portal Software Inc.   CONFIDENTIAL 2
Disclaimer
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY
AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN
OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE
OFFER TO BUY PORTAL SOFTWARE’S COMMON STOCK WILL
ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND
RELATED MATERIALS THAT ORACLE CORPORATION INTENDS
TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS
CAREFULLY BECAUSE THEY CONTAIN IMPORTANT
INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF
THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE
OFFER TO PURCHASE AND RELATED MATERIALS WITH
RESPECT TO THE TENDER OFFER FREE AT THE SEC'S
WEBSITE AT WWW.SEC.GOV OR FROM ORACLE
CORPORATION.

© 2005 Portal Software Inc. CONFIDENTIAL 3 Agenda What We are Announcing Strategic Rationale Customer and Partner Benefits Portal Software Overview End-to-end Communications Suite

© 2005 Portal Software Inc.   CONFIDENTIAL 4
What We are Announcing
Oracle to acquire Portal Software, the leading provider of Billing and Revenue Management applications for the communications
industry
– Acquiring Portal Software for $4.90 per share
– Expands Oracle’s applications drive into communications and media
– Transaction expected to close in June 2006
Combination of Oracle and Portal delivers the first packaged
(commercial off-the-shelf) enterprise software suite for the communications industry
– Oracle as the leading choice for ERP, database and infrastructure software
– Siebel as the CRM standard for large communications call centers
– Portal as the most modern Billing and Revenue Management system
Portal’s management and employees will continue as a
dedicated business unit within Oracle concentrating on Billing
– Retention of domain expertise and customer relationships
– Ensure smooth transition for customers without interruption

© 2005 Portal Software Inc.   CONFIDENTIAL 5
Overview of Strategic Rationale
Communications and media is a critical focus industry for
Oracle
– Fourth largest industry in terms of software spend
– Billing and Revenue Management represents the largest area of customer investment
Access to an integrated packaged applications suite is a top priority for communications service providers
– Billing and Revenue Management at the forefront of customer strategy and competitive differentiation
– Global convergent platform that supports all business processes, services, markets and geographies required
Combination increases Oracle’s addressable customer base
and solidifies leadership in the industry
– Significant customer commonality provides immediate benefits
– On combined basis, Oracle is the #1 applications vendor in the communications industry
– Additive to Oracle’s goal to become #1 globally in applications

© 2005 Portal Software Inc.   CONFIDENTIAL 6
Oracle in Communications Today
Supplying applications and infrastructure software to the industry since the mid-1980’s
90% of communications companies worldwide use Oracle
applications and/or infrastructure software
Nearly 700 communications customers globally
17 of the world’s top 20 communications service providers
run Oracle applications
All 10 of the world’s most profitable communications
service providers run Oracle applications
All 15 of the top U.S. communications service providers run
Oracle applications
8 of world’s top 10 mobile operators run Oracle applications

© 2005 Portal Software Inc.   CONFIDENTIAL 7
Portal Software Customer Benefits
Portal applications supported and protected as the Billing
standard for the combined companies
Stronger combined vendor with complementary products
– Removes concerns about Portal’s future
– Portal provides best in class Billing and Revenue Management
– Oracle provides leading CRM, ERP and infrastructure software
Enhanced support and services through scale
– Global 24x7 distribution and support network for streamlined commercial relationships
– Inclusion of Portal solutions in Oracle’s lifetime support policy
Maintain Portal Software as a dedicated business unit to
deliver continuity and consistency
– Ensure smooth transition for customers without interruption
– Product availability and release plans will continue
– Existing management team to lead Billing effort
Extended partner ecosystem with increased investment
– Support and broaden relationship with Portal alliance partners

© 2005 Portal Software Inc.   CONFIDENTIAL 8
Oracle Customer Benefits
Portal Software acquisition underscores Oracle’s commitment to the communications industry
Combination of Portal and Oracle delivers the first integrated, end-to-end OSS/BSS solution
– Single code base with packaged product approach
– Pre-built integrations to Oracle enterprise applications
– Compatible with Oracle carrier grade infrastructure software
Delivers unequaled benefits to communications service
providers
– Superior understanding and care of customer
– Improved revenue management
– Faster time to market and dramatically lower costs
Delivered
by
industry experts with significant domain
knowledge
– Additive to Oracle applications and technology capabilities
Commitment to continue Oracle’s strategic partnerships with
other applications and technology vendors in the industry

© 2005 Portal Software Inc.   CONFIDENTIAL 9
Oracle and Portal Partner Benefits
Work with a single vendor to address customer needs for Billing,
CRM, ERP, analytics and infrastructure software
– Benefit from Oracle’s worldwide resources and partner investment
– Benefit from Portal’s best-in-class, real-time Billing solutions
– Preserves partners’ investments and experience with Portal
Continue partnering with Network Equipment Manufacturers in the convergent charging area
– No change to partnerships Oracle has with network equipment providers, particularly IN-based charging solutions
– Portal enhances Oracle’s portfolio for the communications industry, and is complementary to NEP charging initiatives
Commitment to continue supporting other Billing ISVs
– For provision of Oracle’s infrastructure software (RDBMS, In-Memory Database,
Middleware, BI)
– For integration between ISVs and Oracle’s enterprise applications
– Provision of technology support and collaboration will be conducted independently from Portal Software

© 2005 Portal Software Inc.   CONFIDENTIAL 10
Overview of Portal
Software
History of Billing &
Revenue
Management
innovation through
product-based
solutions
Delivering Billing solutions for over 10
years
Inventors of “Real-Time” Billing (patents
held)
First to market with open, product-based
Billing solutions
First service/network agnostic Billing
platform
Unequaled
global customer
portfolio
240 installations deployed across 60
countries
Supporting 150 million+ live subscribers
21 of the Top 50 Wireless companies
29 of the Top 35 Wireline companies
3 of the Top 5 ISPs
50+ service categories on one platform

© 2005 Portal Software Inc.   CONFIDENTIAL 11
Industry Trends Driving Demand for Billing
and Revenue Management
Explosion of convergent and premium services
– Increased complexity of Billing for convergent and premium services required to generate incremental revenue
Extended value-chains and new business models
– New mission-critical role for Billing as revenue is shared amongst content and value-add service providers
Customer centricity
– Ubiquitous services, regardless of access technology and channel
Batch to online charging
– New functionality requirements for Billing as transactions and usage are charged and rated in real-time
Proprietary networks to IP-everywhere
– IP standardization reduces complexity and enables adoption of packaged software for Billing and Revenue Management

© 2005 Portal Software Inc.   CONFIDENTIAL 12
Unification of Critical Business Processes for
the Enterprise
Communications providers are
consolidating and standardizing
– Provide convergent services and a
consistent customer experience
– Need one view of customer
– Optimize operational efficiencies
Drive to leverage best-practices
and application integration
– Reduce investments on disparate
integration
Consolidation of enterprise
solutions
– Reduce revenue leakage
– Improve customer service
– Increase customer lifetime value
Financial
Management
Revenue
Management
Customer
Management

SIEBEL

SIEBEL

ORACLE

ORACLE

ORACLE

PORTAL

SIEBEL

ORACLE

PORTAL

© 2005 Portal Software Inc.   CONFIDENTIAL 13
Billing & Rev Mgt
(Rating, Billing,
Dispute/Adjust)
Analytics
(Fraud, Profitability, Cross/Up Sell, Retention, Operations)
Multi-Channel Customer Management
(Sales, Marketing, Service, Order Entry)
Network Management
(Asset Mgt, Network
build/maintain, Fault Mgt)
Carrier Grade Technology
(10G, RAC, GRID, TimesTen, Service Delivery Platform)
Order & Service Fulfillment
(Shipping, Logistics, MACD,
Provisioning, Activation)
Financials
(AR, GL, Payments, Convergent Balance,
Consolidated Collections)
Industry-First:
End-to-end Communications Suite
Approximately 800 unique communications customers on a combined basis
96% of Portal’s customers are Oracle infrastructure software customers
57% of Portal’s customers are Oracle enterprise applications customers

© 2005 Portal Software Inc.   CONFIDENTIAL 14
Portal’s Billing and Revenue Management
Footprint
Pricing Management
Customer Management
Partner Management
Service Enablement
Service Authorization
Enrichment
Rating & Discounting
Balance Management
Billing
Financial Management
Payments & Collections
Settlements
GENERATION CAPTURE COLLECTION
ANALYSIS
Revenue Intelligence Revenue Assurance Reporting
Service Delivery
Business Configuration
Permissions & Branding
Transaction Management
Unified Data Model
Convergent Real-Time
Platform

© 2005 Portal Software Inc.   CONFIDENTIAL 15
Competitive Comparison Against Key Decision
Criteria
Competitors
Convergence
Single platform
–
all services, all
payment methods
Configuration vs.
Customization
Time-to-Market
with New Services
Architecture
TCO
OPEX Reduction
R&D Strategy
Delivery Model
Highly configurable
Days or weeks
Modern configuration model &
open APIs
Lowest predictable TCO
Unified business platform for any
service and payment method
Product-based, proven roadmap
Best all-around solution through
complementary partner approach
Multiple platforms for different
services and payment methods
Requires significant and ongoing
customization
Legacy service deployment model;
coding and database customizations
Higher lifetime cost of ownership;
non-product
Multiple systems for multiple
services & payment methods
Highly customized, unpublished
R&D strategy
One-stop shop, customized
approach
Typical service deployment of 9+
months

kpn
france telecom
COVAD
REUTERS
HUGHES
Sprint
NTTグループ
SIRIUS
Glocalnet
SaskTel
mobily
Telefónica
中国电信
CHINA TELECOM
Deutsche Telekom
vodafone
TELECOM ITALIA
telenor
SONY
XM SATELLITE RADIO
Telstra
TELUS
America Online
verizon
swisscom
BOEING
BT
orange

PORTAL

© 2005 Portal Software Inc. CONFIDENTIAL 16 Portal’s Key Customer Segments Fixed & Wireline Mobile & Wireless Content & Media Cable & Satellite Broadband

© 2005 Portal Software Inc.   CONFIDENTIAL 17
Customer: France Telecom
Leading global telecommunications provider
– Over 130 million customers in 220 countries
– Wireline, mobile, IP-based services
– FT, Orange and Wanadoo brands
Challenge
– Unify systems for services, payment types, geographies
Solution
– Established a ten year global framework and development program for the creation and implementation of Billing and Revenue Management solutions
Results
– Integrated solutions for convergent telecommunications services

© 2005 Portal Software Inc.   CONFIDENTIAL 18
Customer: XM Satellite Radio
World’s leading satellite radio network
– Over 170 channels
– 80 end-to-end fiber-optic programming and broadcast studios
– Targeting 200 million automobile and home users
Challenge
– Introduction of innovative service to a new market
– Build seamless integration between Siebel CRM, Portal Billing and OSS
– Integration of BSS/OSS infrastructure and satellite provisioning systems
Solution
– Utilizing Portal as integrated Billing, rating and pricing system
Results
– Scaled to become the #1 satellite radio provider supporting growth from zero to over 6.5 million subscribers
– Supporting new service and promotional roll outs such as family plans, multi-
year promotions, Napster partnership, XM Online Radio and XM WX Satellite
Weather

© 2005 Portal Software Inc.   CONFIDENTIAL 19
Customer: Vodafone
World’s leading mobile telecommunications company
– Wide range of services for voice and data
– Ownership interests in 27 countries and partner networks in 32 additional countries
– Over 510 million total venture customers
Challenge
– Develop a common system and architecture for Billing and Revenue Management across the operating companies
– Build a global brand and user experience
Solution
– Established a global Billing development program to standardize the creation and implementation of Billing solutions for Vodafone Group
– Strategic Global Framework Agreement establishing a comprehensive pricing and services framework for Portal’s solutions by any of Vodafone’s operating companies worldwide
Results
– 16 operating companies utilize Portal for Billing and Revenue Management

© 2005 Portal Software Inc.   CONFIDENTIAL 20
Next Steps
General announcements – Monday, April 11
th
– Press release
Communicate extensively with all constituents
– Customer and partner call with Charles Phillips,
Dave Labuda, and Bhaskar Gorti – Wednesday,
April 13
th
at 10:00am PDT
Complete transaction
– Obtain regulatory and other necessary approvals
– Expect to close in June 2006
More information can be found at
Oracle.com/PortalSoftware

Forward Looking Statement

Statements in this slide presentation regarding potential customer relationships, the possibility of contracted services from Portal, and future financial standings are forward looking statements. Such forward looking statements may not materialize and involve significant uncertainties and risks. These and other factors are described in detail in our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and our quarterly reports on Form 10-Q. All statements made in this slide presentation are made only as of the date set forth at the beginning of this slide presentation. Portal undertakes no obligation to update the information in this release in the event facts or circumstances subsequently change.

Additional Information:

The tender offer described in this slide presentation for the outstanding shares of Portal Software, Inc. has not yet commenced, and this slide presentation is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

•	Oracle Systems Corporation’s Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

•	Portal Software’s Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor

This slide presentation contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the proposed tender offer price and our expectations concerning the benefits to our shareholders if the transaction is consummated. There is a risk that the transaction might not close and shareholders would not receive the expected benefits. The transaction is subject to certain regulatory approvals. Further, the tender offer is subject to certain conditions, including, among others, that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that our shareholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, or that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control. If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with our periodic reporting requirements. For additional risk factors, please see our Annual Report on Form 10-K for the fiscal year ended January 30, 2004, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.